AH
3/16/2004

04003045

U.S ... COMMISSION
WASHING... ...0549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-52912

REPORT FOR THE PERIOD BEGINNING **1-Jan-03** AND ENDING 31-Dec-03

MM/DD/YY **MM/DD/YY**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Flagstone Securities L.L.C.

OFFICIAL USE ONLY

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH. D.C.
161
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7733 Forsyth Boulevard, Suite 700

(No. and Street)

Clayton	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

Cynthia D Lyons (314) 336-3120

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANTS (Whose opinion is contained in this Report*)

WEAVER AND TIDWELL, L.L.P.
Accounting Firm

12221 Merit Drive, Suite 1400	Dallas	Texas	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United State or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covnered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of inforamtion contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH
3.18.2004

Oath or Affirmation

I, Cynthia D Lyons, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Flagstone Securities L.L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED AS CUSTOMER ACCOUNTS (DEBITS $ ______, CREDITS $ ______

Cynthia D. Lyons
Signature

C.O.O.
Title

Subscribed and sworn to before me this 26th day of February, 2004

Lisa G. Klipsch
Notary Public

LISA G. KLIPSCH
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: April 30, 2007

This report * contains (check all applicable boxes)

☑	(a)	Facing page.
☑	(b)	Statement of financial condition
☑	(c)	Statement of income (loss)
☑	(d)	Statement of cash flows
☑	(e)	Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
☑	(f)	Statement of changes in liabilities subordinated to claims of general creditors.
☑	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-3.
☑	(h)	Computation for determination to the possession or control requirements for brokers
☑	(I)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
☑	(j)	A reconcilciation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
☐	(k)	A reconciliation between t he audited and unaudited statements of financial condition with respect to methods of consolidation.
☑	(l)	An oath or affirmation.
☐	(m)	A copy of the SIPC supplemental report.
☐ ☑	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☑	(o)	Independent auditor's report on internal accounting control.`
☑	(p)	Schedule of segregation requirements and funds in segregation - customers' regulated commondity futres account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).
Note: Various exchanges may require an additional letter of attestation.

` See appendix D,, "Report on Internal Control Required bvy SEC Rule 17a-5", in this Audit and Accounting Guide.

FLAGSTONE SECURITIES, L.L.C.

FINANCIAL REPORT

DECEMBER 31, 2003

CONTENTS

WEAVER AND TIDWELL
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
FLAGSTONE SECURITIES, L.L.C.
Clayton, Missouri

We have audited the accompanying statement of financial condition of Flagstone Securities, L.L.C. as of December 31, 2003, and the related statements of income and changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flagstone Securities, L.L.C. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, LLP
WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 13, 2004

1427

DALLAS
Three Forest Plaza
12221 Merit Drive
Suite 1400
Dallas, Texas 75251-2280
972.490.1970
F 972.702.8321

FORT WORTH
1600 West Seventh Street
Suite 300
Fort Worth, Texas 76102-2506
817.332.7905
F 817.429.5936

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

FLAGSTONE SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	3,748,783
Cash deposit with clearing organization		100,002
Receivable from brokers and dealers		83,622
Receivable from customers		2,538,496
Due from related party		541,999
Not readily marketable securities, at estimated fair value		2,130,000
Prepaid expenses and other assets		25,353
TOTAL ASSETS	$	9,168,255

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Payable to broker-dealers	$	660,000
Commisions payable		205,405
Accounts payable and accrued expenses		165,441
		1,030,846
SUBORDINATED BORROWINGS TO RELATED PARTY		3,000,000
MEMBER'S EQUITY		5,137,409
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,168,255

The Notes to Financial Statements are
an integral part of this statement.

FLAGSTONE SECURITIES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31,2003

Revenue		
Commissions	$	468,233
Underwriting		2,670,210
Investment banking		4,656,603
Total revenue		7,795,046
Operating expenses		
Clearing costs		172,266
Occupancy		230,624
Employee compensation		1,903,168
Other operating expenses		704,246
Total operating expenses		3,010,304
Operating income		4,784,742
Non-operating income(expense)		
Interest expense		(15,923)
Interest income		32,062
Other income		43,536
Other expense		(22,145)
Net income		4,822,272
MEMBER'S EQUITY, BEGINNING OF YEAR		315,137
MEMBER'S EQUITY, END OF YEAR	$	5,137,409

The Notes to Financial Statements are
an integral part of this statement.

FLAGSTONE SECURITIES, L.L.C.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31,2003

SUBORDINATED BORROWINGS AT JANUARY 1, 2003	$	
Increase		
Issuance of subordinated notes		5,000,000
Decrease		
Payment of subordinated notes		(2,000,000)
SUBORDINATED BORROWINGS AT DECEMBER 31, 2003	$	3,000,000

The Notes to Financial Statements are an integral part of this statement.

FLAGSTONE SECURITIES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31,2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers	$	5,284,834
Cash paid to suppliers and employees		(2,547,093)
Interest received		32,062
Interest paid		(15,923)
Net cash provided by operating activities		2,753,880
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investments		(2,130,000)
Net cash provided in investing activities		(2,130,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from subordinated borrowings		5,000,000
Payments on subordinated borrowings		(2,000,000)
Net cash provided in financing activities		3,000,000
Net increase in cash and cash equivalents		3,623,880
Cash and cash equivalents at beginning of year		224,905
Cash and cash equivalents at end of year	$	3,848,785
RECONCILIATION OF CASH AND CASH EQUIVALENTS ON THE STATEMENT OF CASH FLOWS TO THE STATEMENT OF FINANCIAL CONDITION:		
Cash		3,748,783
Cash deposit with clearing organization		100,002
	$	3,848,785
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net income	$	4,822,272
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in receivables		(2,553,748)
Increase in prepaid expenses and other assets		(2,077)
Increase in amounts due from related party		(541,999)
Increase in amounts due to broker dealers		660,000
Increase in accounts payable and accrued expenses		369,432
Net cash provided by operating activities	$	2,753,880

The Notes to Financial Statements are
an integral part of this statement.

FLAGSTONE SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Nature of Business

Flagstone Securities, L.L.C. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a Missouri Limited Liability Company.

Note 2. Significant Accounting Polices

Concentration of Credit Risk

The Company maintains its cash in bank deposits accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and equivalents.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis with commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company has elected to be taxed as a partnership. The income or loss of a partnership is recognized by the partners for income tax purposes. Accordingly, no provision for income tax has been provided in the accompanying financial statements.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concession on settlement date, and underwriting fees at the time the underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 2. Significant Accounting Polices – continued

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. If the net capital ratio exceeds 10 to 1, the Company may not withdraw equity capital or pay cash dividends. At December 31, 2003, the Company had net capital of $4,433,230, which was $4,333,230 in excess of its required net capital of $100,000. The Company's net capital ratio was .23 to 1.

Note 4. Related Party Transactions

The Company is a majority-owned subsidiary of Flagstone Capital L.L.C. (the "Parent"). The Company and the Parent conduct their operations from the same leased facilities in Missouri. Flagstone Capital is responsible for paying the majority of the expenses, maintaining fixed assets and obtaining loans which are utilized in the operations of the Company. An allocation of these expenses is made based on management's estimates. During the year ended December 31, 2003 $1,694,151 of expenses were allocated to the Company from Flagstone Capital and are reflected in the appropriate expense categories. The existence of such affiliation and sharing of expenses could result in operating results or financial position that would differ from those that would have been attained if the Company was autonomous.

As part of the Company's operations advances are made to the Parent on a regular basis. At year-end the Company was due $541,999 from the Parent.

Note 5. Subordinated Borrowings to Related Party

The borrowings under subordination agreements at December 31, 2003, are listed in the following:

Subordinated note to Parent, 6% interest, due January 30, 2004	$ 2,000,000
Subordinated note to Parent, 0% interest, due October 31, 2004	1,000,000
Total	$ 3,000,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

FLAGSTONE SECURITIES, L.L.C.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL		
Total stockholders' equity		$ 5,137,409
Deduct stockholders' equity not allowable for net capital		
Total stockholders' equity qualified for net capital		5,137,409
ADD:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3,000,000
B. Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities		8,137,409
DEDUCTIONS AND/OR CHARGES		
A. Non-allowable assets		
Receivable from brokers or dealers	$	
Other receivables	1,548,826	
Other assets	25,353	
Furniture, fixtures and equipment, net		
B. Secured demand note deficiency		
C. Commodity futures contracts and spot commodities - proprietary capital charges		
D. Other deductions and/or charges		1,574,179
Net capital before haircuts on securities positions		6,563,230
HAIRCUTS ON SECURITIES POSITIONS		
A. Contractual securities commitments		
B. Deficit in securities collateralizing secured demand notes		
C. Trading and investment securities		
1. Exempt securities		
2. Debt securities		
3. Options		
D. Undue concentration		
E. Other	2,130,000	2,130,000
NET CAPITAL		$ 4,433,230

AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition		$ 1,030,846
ADD:		
A. Drafts for immediate credit	$	
B. Market value of securities borrowed for which no equivalent value is paid or credited		
C. Other unrecorded amounts		
Total aggregate indebtedness		$ 1,030,846
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 68,723
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (larger of above)		$ 100,000
Excess net capital		$ 4,333,230
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 4,330,145
Percentage aggregate indebtedness to net capital		23.25
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

FLAGSTONE SECURITIES, L.L.C.
SCHEDULE II - RECONCILIATION
PURSUANT TO RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net capital per amended 11A Focus Report, as reported December 31, 2003	$	4,433,230
Audit differences		
Net capital, per Schedule I	$	4,433,230

FLAGSTONE SECURITIES, L.L.C.
SCHEDULE III - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

No reserve requirement is required since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3. The conditions of exemption from Rule 15c3-3 were being complied with at December 31, 2003, and during the year then ended.

FLAGSTONE SECURITIES, L.L.C.
SCHEDULE IV - INFORMATION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Possession or control of securities is not maintained by the Company and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

FLAGSTONE SECURITIES, L.L.C.
SCHEDULE V - SCHEDULE OF SEGREGATION
REQUIREMENTS AND FUNDS IN SEGREGATION
DECEMBER 31, 2003

The Company has no segregation requirements or funds in segregation since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3 and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

WEAVER
AND
TIDWELL
L.L.P.

CERTIFIED PUBLIC
ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Member
FLAGSTONE SECURITIES, L.L.C.
Clayton, Missouri

In planning and performing our audit of the financial statements and supplemental schedules of Flagstone Securities L.L.C. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Flagstone Securities, L.L.C., that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Flagstone Securities L.L.C. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

DALLAS

Three Forest Plaza
12221 Merit Drive
Suite 1400
Dallas, Texas 75251-2280
972.490.1970
F 972.702.8321

FORT WORTH

1600 West Seventh Street
Suite 300
Fort Worth, Texas 76102-2506
817.332.7905
F 817.429.5936

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL

Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 13, 2004